

Mail Stop 4561

May 15, 2017

Mr. James Benson
Chief Financial Officer
Akamai Technologies
150 Broadway
Cambridge, MA 02142

   Re: Akamai Technologies, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Filed February 28, 2017
     File No. 000-27275

Dear Mr. Benson:

   We have reviewed your April 28, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2017 letter.

Notes to Consolidated Financial Statements

Note 18. Segment and Geographic Information, page 79

1. In your response you state the CODM conducts a financial review based on a monthly results package ("MRP"). Please tell us if any members of the CODM, individually or as a group, receive any financial information in addition to the MRP and if so, describe such information, noting how frequently it is reviewed and whether it is used to make resource allocation decisions and to assess performance. Refer to ASC 280-10-50-1.

2. We note the responsibilities of the three general managers are to lead their division's core functions of engineering, product management and product marketing. Please tell us if financial information is available by division, specific to these functions or other

functions, and if so, tell us what information is available, who receives it and how often it is prepared and reviewed. Further, please tell us whether there are any budgets prepared at the division level related to these functions and if so, who prepares and approves them.

3.   You state in your response that in the first stage of the budgeting process the CEO, CFO and other members of the CODM establish investment priorities for the year. Please tell us at what level these investment priorities are established, e.g. at a consolidated level, division level or other.

4.   You disclose on page 28 that the product development function is now organized into three divisions. Please tell us how resources are allocated to that function in the budget process and who is responsible for budget to actual variances.

5.   Please explain how the CODM identifies issues and makes decisions regarding each of the three divisions, including how issues are identified and whether any financial information is used. Also tell us the individual(s) responsible for resolving any issues.

6.   You state in your response that the divisional assignment of customers is reviewed and may be updated to reflect changing purchase patterns of individual or groups of customers. Please tell us how often customers or groups of customers are reassigned. Also you indicate that each division's revenue includes revenue from various solution categories, including solution categories that are not developed by that division. Please tell us how much revenue in each of the three divisions is from solution categories that are developed by other divisions.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding the comments. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D. Wilson
                                        Sr. Asst. Chief Accountant
                                        Office of Information Technologies
                                        and Services